Mark B. Weeks T: +1 650 843 5011 mweeks@cooley.com	VIA EDGAR AND COURIER

September 21, 2020
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C., 20549

Attn:
Al Pavot
Ada Sarmento
Joseph McCann

Re:	Pulmonx Corporation
Registration Statement on Form S-1
Filed September 4, 2020
File No. 333-248635
Ladies and Gentlemen
On behalf of Pulmonx Corporation (the “Company”), we are providing this response letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated September 18, 2020 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1, as filed with the Staff on September 4, 2020 (the “Registration Statement”).
The Company intends to subsequently file Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) on September 23, 2020, which will reflect changes made in response to the Comments contained in the Comment Letter and certain other changes. We are also sending the Staff a copy of this response letter, which contains the changes that will be made to the Registration Statement in response to the Comments contained in the Comment Letter.
The numbering of the paragraphs below corresponds to the numbering of the Comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in the Registration Statement.
Registration Statement on Form S-1
Prospectus Summary, page 1
1. With reference to your disclosure on page 88, please revise the Summary to discuss the negative impact that COVID-19 has had on your business operations and results in recent months. Also
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United States Securities and Exchange Commission
September 21, 2020

revise the penultimate bullet point on page 5 to clarify that COVID-19 has in fact had an adverse effect on your business.
In response to the Staff’s comment, the Company respectfully advises the Staff that it will include the language below in the Summary of the Amended Registration Statement, as well as on page 91 of the Amended Registration Statement. The Company further respectfully advises the Staff that it will revise the sixth bullet point on page 7 of the Amended Registration Statement, as well as the disclosure beginning on page 19 of the Amended Registration Statement to clarify that COVID-19 has in fact had an adverse effect on its business.
Revised Language:
Impact of the COVID-19 Pandemic
Since it was reported to have surfaced in December 2019, a novel strain of coronavirus (COVID-19) has spread across the world and has been declared a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and governments around the world, including in the United States, Europe and Asia, have implemented severe travel restrictions, social distancing requirements, quarantines, stay-at-home orders and other significant restrictions which have also resulted in delay of clinical trials and FDA operations. As a result, the current COVID-19 pandemic has presented a substantial public health and economic challenge around the world and is affecting our employees, including our sales force, hospitals, physicians, patients, communities and business operations, as well as contributing to significant volatility and negative pressure on the U.S. and world economy and in financial markets.
The COVID-19 pandemic has negatively impacted our business, financial condition and results of operations by decreasing and delaying substantially all procedures performed using our products, and we expect the pandemic to continue to negatively impact our business, financial condition and results of operations. Similar to the general trend in elective and other surgical procedures, the number of procedures performed using our products has decreased substantially as healthcare organizations across the globe have prioritized the treatment of patients with COVID-19 or have altered their operations to prepare for and respond to the pandemic. For example, in the United States, governmental authorities have recommended, and, in certain cases, required, that elective, specialty and other procedures and appointments be suspended or canceled to avoid non-essential patient exposure to medical environments and potential infection with COVID-19 and to focus limited resources and personnel capacity toward the treatment of COVID-19 patients.
In response to the COVID-19 pandemic, we have implemented a variety of measures intended to help us manage through its impact and position us to resume operations quickly and efficiently once these restrictions are lifted. These measures include:
•Establishing safety protocols, facility enhancements, and work-from-home strategies to protect our employees;
•Ensuring that our manufacturing and supply chain operations remain intact and operational, and building over four months of inventory;
•Keeping our workforce intact and continuing to build our team, including expansion of our U.S. sales force from 32 representatives at the end of December 2019 to 42 representatives at the end of June 2020;
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United States Securities and Exchange Commission
September 21, 2020

•Continuing to focus on new account openings and implementing virtual physician and sales force training programs;
•Accelerating our physician education programs and direct-to-patient marketing efforts through social media or other virtual forums;
•Temporarily cutting over $2 million in discretionary spending in the second quarter of 2020;
•Increasing our capital base by $33.0 million through a convertible debt offering with existing and new investors in April 2020; and
•Continuing to invest in research and development activities in order to advance our AeriSeal clinical programs.
The COVID-19 pandemic has also negatively impacted the number of procedures using the Zephyr Valve as hospitals focus on COVID-19 and as patients postpone healthcare visits and treatments. Specifically, beginning in the second half of March, substantially all procedures using our products were postponed or cancelled as COVID-19 spread to the various regions across the globe where we conduct our business and sell our products. Unit volumes for our Zephyr Valves sold declined by over 54% for the three months ended June 30, 2020 compared to the three month period ended March 31, 2020, reaching a monthly low in April. However, beginning in May, we began to see signs of a recovery in our business, and by September 11, 2020 the total number of Zephyr Valves sold in the third quarter of 2020 through that date was approximately the same as the total number of Zephyr Valves sold during the three months ended March 31, 2020.
Although no assurance can be given that this trend will continue, we are encouraged by the signs of recovery of our business in the third quarter of 2020, and we believe the following key indicators are contributing to the stabilization of our business:
•Continued opening of new accounts;
•Strong physician participation in virtual trainings;
•A strong patient pipeline evidenced by an increase in StratX report activity near to pre-COVID-19 levels, a rebound in patient calls into hospitals inquiring about our procedure, and a resumption of patient calls to our reimbursement support service; and
•Hospitals and centers beginning to accept patients for elective procedures.
Despite the encouraging signs of recovery of our business, we believe the measures and challenges resulting from COVID-19 will likely continue for the duration of the pandemic, which is uncertain, and will continue to significantly reduce our revenue and negatively impact our business, financial condition and results of operations while the pandemic continues. As a result, we cannot assure you that our recent increase in the Zephyr Valves sold are indicative of future results or that we will not experience additional negative impacts associated with COVID-19, which could be significant. In particular, we believe the reduction in the backlog of patients who have cancelled or postponed their procedures in the second quarter of 2020 is significantly contributing to the number of procedures and Zephyr Valves sold in the third quarter of 2020 as hospitals and centers are beginning to accept patients for elective procedures. However, the
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United States Securities and Exchange Commission
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number of Zephyr Valves sold in the future may decrease as the backlog of patients who have cancelled or postponed their procedures due to the pandemic is reduced. The COVID-19 pandemic has negatively impacted our business, financial condition and results of operations by significantly decreasing and delaying the number of procedures performed using our products, and we expect the pandemic to continue to negatively impact our business, financial condition and results of operations. Further, once the pandemic subsides, there may be a substantial backlog of patients seeking appointments with physicians and surgeries to be performed at hospitals relating to a variety of medical conditions, and as a result, patients seeking treatment with Zephyr Valves may have to navigate limited provider capacity. We believe this limited provider and hospital capacity could have a significant adverse effect on our business, financial condition and results of operations following the end of the pandemic. The extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity and spread of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.
Our consolidated financial statements reflect judgments and estimates that could change in the future as a result of the COVID-19 pandemic. See “Risk Factors—Risks Related to Our Business and Strategy—A pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide, including the outbreak of the novel strain of coronavirus disease, COVID-19, could adversely affect our business.”
Implications of Being an Emerging Growth Company..., page 6
2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
In response to the Staff’s comment, the Company respectfully advises the Staff that on September 10, 2020, the Company’s counsel provided the Staff with a copy of the PowerPoint presentation used in meetings from August 31 through September 4 with qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act and on September 21, 2020, the Company’s counsel provided the Staff with a copy of the PowerPoint presentation (together with the PowerPoint presentation provided on September 10, 2020, the “Prior Supplemental Materials”) used in meetings on September 18 with qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. The Company will provide copies of any and all written communications, as defined in Rule 405 under the Securities Act, including the Prior Supplemental Materials, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.
Factors Affecting our Business and Results of Operations, page 89
3. Please disclose in MD&A the dollar amount of stock compensation expense you expect to recognize in future periods related to the compensatory transactions referenced on pages F-42, F-77 and F-79. See Section 501.02 of the Financial Reporting Codification.
In response to the Staff’s comment, the Company respectfully advises the Staff that it will include the language below on page 114 of the Amended Registration Statement, which also gives effect to an anticipated 10:1 reverse stock split to be effected on September 22, 2020. The Company
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United States Securities and Exchange Commission
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respectfully advises the Staff that it has determined that with respect to the stock options granted subsequent to June 30, 2020 on July 31, 2020 and August 28, 2020, and any other stock options that may be granted prior to the Company’s initial public offering (the “IPO”), the Company will use the mid-point of the bona fide price range to the public to be set forth on the cover page of the Amended Registration Statement as the deemed fair value per share of common stock when calculating the amount of unrecognized compensation costs for those stock options. This determination is based on the assumption that the IPO is completed in September 2020.

Revised Language
As of December 31, 2019, there was $1.9 million of unrecognized compensation costs related to non-vested common stock options, expected to be recognized over a weighted-average period of 2.29 years. As of June 30, 2020, there was $1.7 million of unrecognized compensation costs related to non-vested common stock options, expected to be recognized over a weighted-average period of 2.1 years. Subsequent to June 30, 2020, we granted options for 834,871 shares of common stock, subject to service-based vesting conditions, with a weighted-average exercise price of $2.19 per share to employees, for which we expect to record approximately $10.9 million of compensation costs related to non-vested common stock options over a weighted-average period of 3.94 years. The deemed fair value of our common stock underlying these 834,871 shares and the related unrecognized compensation costs were calculated based on the midpoint of the price range set forth on the cover page of this prospectus.
Additional Post Hoc Analysis of LIBERATE Data, page 134
4. Please tell us whether you commissioned the study or played any other role in it. Please also file the consent of the authors regarding their findings and conclusions.
In response to the Staff’s comment, the Company respectfully advises the Staff that the Company will delete the disclosure of the post hoc analysis of LIBERATE Data on page 138 of the Amended Registration Statement.

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United States Securities and Exchange Commission
September 21, 2020

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (650) 843-5011 with any questions regarding the Company’s responses to the Staff’s Comment or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Mark B. Weeks
Mark B. Weeks

cc:	Glendon E. French, Pulmonx Corporation
Seth Gottlieb, Cooley LLP
Sepideh Mousakhani, Cooley LLP
Ilir Mujalovic, Shearman & Sterling LLP
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